PARAMOUNT RESOURCES LTD.
Calgary, Alberta
April 27, 2007

PARAMOUNT RESOURCES LTD. ENTERS INTO AGREEMENT TO TENDER ITS SHARES TO STATOIL ASA OFFER FOR NORTH AMERICAN OIL SANDS CORPORATION

Paramount Resources Ltd. (TSX: POU) ("Paramount" or the "Company") announces that Statoil ASA ("Statoil") has entered into an acquisition agreement with North American Oil Sands Corporation ("NAOSC") whereby Statoil will make an all-cash offer to acquire all of the outstanding shares of NAOSC at a price of Cdn$20 per share. The total transaction value is approximately $2.2 billion.

Concurrently with the entering into of the acquisition agreement by Statoil and NAOSC, Paramount has entered into a lock-up agreement with Statoil with respect to its shares of NAOSC. The lock-up agreement, subject to certain conditions, calls for Paramount to sell its 34,120,731 Class A shares of NAOSC, representing a 30.9% interest in NAOSC, for aggregate cash consideration of approximately Cdn.$682.4 million. Including Paramount, holders representing an aggregate of approximately 69% of the NAOSC shares have entered into lock-up agreements agreeing to tender their shares to the offer.

The board of directors of NAOSC has unanimously approved the offer, recommending that shareholders of NAOSC accept the offer. The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents. Full details of the offer will be included in a takeover bid circular and related documents which are expected to be filed with regulators and mailed to NAOSC security holders on or before May 15, 2007. The transaction is expected to close at the end of the second quarter of 2007.

NAOSC, a Calgary based company, was formed in 2001. It operates 257,200 acres (1,110 square kilometers) of oil sands leases located in the Athabasca region of Alberta, north-east of Edmonton.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994

Forward-Looking Statements Advisory
This press release contains forward-looking statements. More particularly, this press release contains forward-looking statements with respect to the terms of the transaction, the contents and mailing of the take-over bid circular and the timing for completion of the transaction.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect, including but not limited to the timing for receipt of required regulatory approvals, the timing for preparation and mailing of documents to securityholders, the time necessary to satisfy other conditions to the offer and the acceptance of the offer by NAOSC securityholders.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to, delays or impediments in receiving required regulatory approvals, unforeseen delays in preparing securityholder documents, delays or impediments in the satisfaction of other conditions to the offer, failure by the parties to the transaction to perform their obligations to complete the transaction, the political and economic policies of Canada, Norway and other oil producing countries, general economic and business conditions, global political events and actions, including war, terrorism and sanctions, and adverse changes in taxation regimes.
.
The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.